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APR 01 2022

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockKings Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway; Suite 346
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Arias Jr. 212-783-5820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory A. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockKings Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Dummett
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG093664
Expires 6/18/2021

3/14/19.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCKKINGS CAPITAL LLC
Contents

FORM X-17A-5 – PART III

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Stockkings Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockkings Capital LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stockkings Capital LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stockkings Capital LLC's management. Our responsibility is to express an opinion on Stockkings Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockkings Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the SEC has been subjected to audit procedures performed in conjunction with the audit of Stockkings Capital LLC's financial statements. The supplemental information is the responsibility of Stockkings Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Stockkings Capital LLC's auditor since 2016.

Adeptus Partners LLC

New York, New York
March 14, 2019

Offices:
Maryland
New York City
Long Island
New Jersey

Stockkings Capital LLC
Statement of Financial Condition
December 31, 2018

ASSETS		
Prepaid expenses and other assets	$	10,676
Leasehold improvements, net		112
Security deposits with clearing broker		22,297
TOTAL ASSETS	$	33,085
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	8,000
Due to clearing broker		3,188
Total Liabilities		11,188
Member's Equity		21,897
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	33,085

The accompanying notes are an integral part of this financial statement

Stockkings Capital LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenue		
Commissions	$ 34,909	
Interest and other	821	
Total revenue		$ 35,730
Expenses		
Clearing charges	31,789	
Professional fees	56,000	
Travel and entertainment	41,199	
General and administrative	21,442	
Total expenses		150,430
Net loss		$ (114,700)

The accompanying notes are an integral part of this financial statement

Stockkings Capital LLC
Statement of Changes In Member's Equity
For the Year Ended December 31, 2018

Balance, January 1, 2018	$	41,209
Member's Contributions		95,388
Net loss		(114,700)
Balance, December 31, 2018	$	21,897

The accompanying notes are an integral part of this financial statement

Stockkings Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(114,700)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization		675
Net change in operating assets and liabilitites:		
Decrease in due from clearing brokers		3,510
Decrease in prepaid expenses and other assets		8,193
Decrease in security deposit		2,703
Decrease in accounts payable and accrued expenses		(330)
Net cash used in operating activities		(99,949)
Cash flows from financing activities:		
Member's contributions		95,388
Net decrease in cash		(4,561)
Cash, beginning of year		4,561
Cash, end of year	$	-

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Stockkings Capital LLC (the Company) was formed in 2012 as a limited liability company in accordance with the laws of the state of New York and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Stockkings Holdings, Inc. The Company was approved by FINRA to operate as a registered broker dealer in June of 2013.

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2015 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) REVENUE RECOGNITION

In May 2014 FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

The Company records proprietary transactions, commission revenue and related clearing expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

(i) SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through March 14, 2019, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. At December 31, 2018, the Company had net capital and net capital requirements of $11,109 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2018, the Company's net capital ratio was .72 to 1.

Note 3. LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements as of December 31, 2018 consists of the following:

Leasehold improvements	$	2,700
Less: Accumulated amortization		(2,588)
Leasehold improvements, net	$	112

Note 4. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, due from clearing broker, prepaid expenses and other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

Note 5. COMMITMENTS AND CONTINGENCIES

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 6. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions These activities may expose the Company to off-balance sheet risk In the event a customer fails to satisfy its obligations, the Company may be required to purchase

or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

When necessary, the Company maintains its cash at a reputable financial institution, which has not exceeded federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7. RELATED PARTY

The Company has an expense sharing arrangement with its Parent whereby the Parent pays certain common expenses and allocates an appropriate share to the Company During 2018, $10,300 of such expenses was allocated to the Company. At December 31, 2018, there is also a receivable due from the Parent of approximately $10,700 in prepaid expenses and other assets in the accompanying statement of financial condition.

SUPPLEMENTARY INFORMATION

Stockkings Capital LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
December 31, 2018

Credit:	
Member's Equity	$ 21,897
Debits:	
Nonallowable assets:	
Prepaid expenses and other assets	10,676
Leasehold improvements, net	112
Total debits	10,788
Net capital before haircuts	11,109
Haircuts on securities positions	-
Net Capital	11,109
Minimum requirements of 6-2/3% of aggregate indebtedness of $8,000, or SEC requirement of $5,000, whichever is greater	5,000
Excess net capital	$ 6,109
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 8,000
Total aggregate indebtedness	$ 8,000
Ratio of Aggregate Indebtedness to Net Capital	.72 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the amended unaudited Form X-17A-5 as of December 31, 2018.

See report of Independent Registered Public Accounting Firm and the notes to the financial statements.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Member
of Stockkings Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stockkings Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stockkings Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Stockkings Capital LLC stated that Stockkings Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stockkings Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stockkings Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
March 14, 2019

Offices
Maryland
New York City
Long Island
New Jersey

Stockkings Capital LLC

26 Broadway, suite 346

New York, NY 10004

Stockkings Capital LLC, (the "Company") is a registered Broker-Dealer subject to Rule 17a-5 promulgated by the Security and Excahange Commission(17 C.F.R 240.173-5, "Report to be made by certain Brokers and Dealers"). The Exemption Report was prepared as required by 17 C.F.R 240.17A-5(d)(1)and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provision of 17 C.F.R. 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions under 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Stockkings Capital LLC

I Greg Lewis, swear that to my best knowledge and belief, this Exemption report is true and correct.

By: Greg Lewis

January 16. 2019